Crisis Line 800-273-8255

Text 838255

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@sayscape

9 seconds ago

This feed is designed to allow verified #veterans to have a place to speak with like minded individuals who are likely experiencing many of the same things.

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@sayscape

47 seconds ago

#Veterans who may be effected by PTSD or just looking for support through tough times can communicate directly with each other here live or refer to the crisis line which is always up top.

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